Exhibit 99.1

Zhaopin Limited Announces

Shareholders’ Approval of Merger Agreement

BEIJING, September 25, 2017 -- Zhaopin Limited (NYSE: ZPIN) (“Zhaopin” or the “Company”), a leading career platform[1] in China focused on connecting users with relevant job opportunities through their career lifecycle, today announced that, at an extraordinary general meeting of shareholders held today, the Company’s shareholders voted in favor of, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated April 6, 2017, among the Company, SEEK International Investments Pty Ltd. (“Parent”) and Zebra Mergerco, Ltd. (“Merger Company”), pursuant to which Merger Company will be merged with and into the Company with the Company continuing as the surviving company (the “Merger”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

Approximately 94.0% voting rights of the Company entitled to vote at the extraordinary general meeting were voted in person or by proxy at today’s extraordinary general meeting. Of those voting rights, approximately 98.0% were voted in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger and any and all transactions contemplated by the Merger Agreement, including the Merger. A two-thirds majority of the voting power represented by the ordinary shares of the Company present and voting in person or by proxy at the extraordinary general meeting was required for approving the Merger.

The parties currently expect to complete the Merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. If and when completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the New York Stock Exchange. In addition, the ADSs and the Company’s Class A ordinary shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended June 30, 2017, number of registered users as of June 30, 2017 and number of unique customers[2] for the three months ended June 30, 2017. The Company’s over 140.0 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2017, approximately 49.3 million job postings[3] were placed on Zhaopin’s platform by 613,083 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

1 Zhaopin's website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended June 30, 2017, the number of registered users as of June 30, 2017 and the number of unique customers for the three months ended June 30, 2017.

2 A “unique customer” refers to a customer that purchases the Company’s online recruitment services during a specified period. Zhaopin makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company’s information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

3 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company’s website may include more than one job opening or position.

Safe Harbor Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “if,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions, including any conditions related to regulatory approvals; the possibility that various closing conditions to the Merger may not be satisfied or waived and other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company in connection with the Merger. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Zhaopin Limited

Ms. Daisy Wang

Investor Relations

(86-10) 5863 5888 ext. 68346

ir@zhaopin.com.cn